

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via E-mail
Mr. Mark Thompson
Chief Financial Officer
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

> **Re: Sappi Limited**
> **Form 20-F for the Fiscal Year Ended October 2, 2011**
> **Filed December 15, 2011**
> **File No. 001-14872**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the fiscal year ended October 2, 2011

Group Annual Financial Statements, page F-1

Notes to Group Annual Financial Statements, page F-8

Note 3 - Segment Information, page F-24

1.   Disclosure on page 20 of your annual report identifies various products you produce and sell, including coated paper, uncoated paper, specialty paper, packaging paper, newsprint, uncoated mechanical paper, coated mechanical paper, paper pulp, chemical cellulose and timber products. In view of your activity with respect to these different products, explain to us how you have considered the disclosure requirements of IFRS 8, paragraph 32.

Note 26 - Contingent Liabilities, page F-62

2.   We note the discussion of various lawsuits and administrative proceedings, and the disclosure indicating that "they are not expected to have a material effect" on your consolidated financial position, results of operations or cash flows. If you have concluded that the possibility of a material outflow in connection with these matters is remote, confirm that to us. Otherwise, explain to us how you have considered the disclosure requirements of IAS 37, paragraph 86.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                            Sincerely,

                                            /s/ Brad Skinner

                                            Brad Skinner
                                            Senior Assistant Chief Accountant